UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 000-25867

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Nautilus, Inc.
401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Nautilus, Inc.
17750 SE 6th Way
Vancouver, Washington 98683

NAUTILUS, INC. 401(k) SAVINGS PLAN
2021 FORM 11-K

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Plan Administrator and Participants
Nautilus, Inc. 401(k) Savings Plan:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Nautilus, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2021 and 2020, and the related statements of changes in net assets available for benefits for the years then ended and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/KBF CPAs LLP/
We have served as the Plan’s auditor since 2018.
Lake Oswego, Oregon
June 15, 2022

NAUTILUS, INC. 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2021 AND 2020

	As of December 31,
	2021	2020
ASSETS
Investments, at fair value (Note 3)	$65,320,264	$59,256,369
Notes receivable from participants	516,402	566,515
Employee contribution receivable	—	78,049
Employer contribution receivable	—	30,928
NET ASSETS AVAILABLE FOR BENEFITS	$65,836,666	$59,931,861

See accompanying notes to financial statements.

NAUTILUS, INC. 401(k) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2021 AND 2020

	Years Ended December 31,
	2021	2020
ADDITIONS
Investment income:
Net appreciation in fair value of investments	$3,237,808	$8,908,091
Interest and dividends	4,805,223	2,636,977
Total investment income	8,043,031	11,545,068
Interest income on notes receivable from participants	28,423	29,026
Other income	72,971	47,589
Contributions:
Participants	3,425,692	3,016,561
Employer	1,190,459	1,082,027
Rollover contributions	303,842	128,273
Total contributions	4,919,993	4,226,861
Total additions	13,064,418	15,848,544
DEDUCTIONS
Benefits paid to participants	(7,126,433)	(4,655,008)
Administrative expenses	(33,180)	(38,039)
Total deductions	(7,159,613)	(4,693,047)
NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	5,904,805	11,155,497
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	59,931,861	48,776,364
End of year	$65,836,666	$59,931,861

See accompanying notes to financial statements.

NAUTILUS, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

(1) DESCRIPTION OF PLAN

The following description of the Nautilus, Inc. 401(k) Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a complete description of the Plan's provisions.

General - The Plan is a defined contribution 401(k) plan maintained for the benefit of all eligible employees of Nautilus, Inc. (the “Company” or “Nautilus”). The Plan was established effective January 1, 1999, and contributions to the Plan began on March 4, 1999.

Eligibility - The Plan is available to all full-time employees of the Company, excluding leased employees, collectively bargained employees, residents of Puerto Rico and certain other employees as defined by the Plan document, who are age 18 or older. The Plan is subject to the provisions of Employee Retirement Income Security Act of 1974 (“ERISA”).

Trustee - T. Rowe Price Trust Company (“T. Rowe Price” or “TRP”) is the Plan's trustee and holds all investments of the Plan.

Administration of the Plan - The Company is the named fiduciary and administrator of the Plan, as well as the plan sponsor, as defined by ERISA. The Company has contracted with T. Rowe Price to provide record keeping services with respect to the Plan.

Contributions - Participants may voluntarily contribute between 1% and 75% of their eligible compensation. Employee contributions were limited to $19,500 in 2021 and 2020, as prescribed by the Internal Revenue Code (“IRC”). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined contribution plans. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 3% of eligible compensation and their contributions invested in a designated balanced fund until changed by the participant. The deferral automatically increases by 1%, to a maximum of 6%, annually on January 1.

Matching contributions are subject to certain limitations by the Plan. For each eligible participant, the Company makes safe harbor matching contributions equal to (i) 100% of the participant's elective deferrals up to 1% of compensation for the allocation period and (ii) 50% of the participant's elective deferrals up to the next 5% of eligible compensation for the allocation period.

Investment Options - Participants direct the investment of their contributions and the Company's matching contributions into various investment options offered by the Plan, including Nautilus common stock, a common trust fund, and various mutual funds offered through a registered investment company. Participants may not direct more than 20% of their voluntary contributions or transfer more than 20% of their account balance into Nautilus' common stock.

Participant Accounts - A separate account is maintained for each participant. Each account is credited with the participant's and Company's matching contributions and allocations of Plan earnings. All amounts in participant accounts are participant directed.

Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution portion of a participant's account, plus actual earnings thereon, are pursuant to the following vesting schedule.

Years of Service:	Vesting Percentage
Less than 1	—%
1	25%
2	100%

Payment of Benefits - Upon termination of service, a participant may receive (i) a lump-sum distribution equal to his or her vested account value, (ii) elect to maintain his or her account in the Plan until a future date, or (iii) elect to receive distributions in the form of installment payments.

Forfeitures - Forfeited non-vested balances are used to reduce future employer matching contributions. As of December 31, 2021 and 2020, forfeited non-vested balances totaled approximately $3,000 and $8,000, respectively, and were available to reduce future employer contributions. During 2021 and 2020, approximately $56,000 and $23,000 of forfeitures, respectively, were used to offset employer matching contributions.

Notes Receivable from Participants - The Plan allows participants to borrow from their accounts in amounts ranging from a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Only one loan per participant may be outstanding at any time. Terms of all loans (other than primary residence loans) are for a period not greater than five years. Primary residence loans are limited to fifteen years. Interest rates are based on the Wall Street Journal's Prime Rate published on the prior business day plus 1%. Loans outstanding as of December 31, 2021 bear interest at a rate of 4.25% to 6.5%. Loan repayments are made via payroll deduction on a bi-weekly basis and are reinvested according to the participant's investment allocation in effect at the time of the loan repayment. Loans are due in full by the end of the last day of the calendar quarter following the calendar quarter in which the participant's employment with the Company was terminated.

(2) SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. For further discussion on valuation see Note 3, Fair Value Measurement.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income and capital gains are recorded on the ex-dividend date. The net appreciation in the fair value of investments consists of the realized gains or losses and the unrealized appreciation on investments and reinvested capital gains.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2021 or 2020. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Benefit Payments - Benefit payments are recorded when the funds are distributed.

Administrative Budget Account - The Plan entered into an agreement with the trustee whereby the trustee shares certain revenue generated by the Plan in excess of their fee. These deposits are included in other income on the statements of changes in net assets available for benefits and are available to pay Plan expenses. During 2021 and 2020, administrative budget account credits of approximately $31,000 and $36,000, respectively, were used to pay Plan expenses. At December 31, 2021 and 2020, approximately $131,000 and $89,000, respectively, of administrative budget account credits were available to pay future Plan expenses.

Administrative Expenses - Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are included in administrative expenses. Investment related expenses are included in net appreciation of fair value of investments.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(3) FAIR VALUE MEASUREMENT

Accounting Standards Codification (“ASC”) 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also established a fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 - observable inputs such as quoted prices (unadjusted) in active liquid markets for identical securities as of the reporting date;
Level 2 - inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability; and
Level 3 - significant inputs that are generally unobservable inputs for which there is little or no market data available, including our own assumptions in determining fair value.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2021 and 2020.

Common stock - Valued at the closing price reported on the active market on which the individual security is traded.

Mutual funds - Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities Exchange Commission (“SEC”). These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common trust fund - The common trust fund is a stable value fund valued at the NAV of units of a bank collective trust that is comprised primarily of fully benefit-responsive investment contracts. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. If the Plan were to initiate a full redemption of the common trust fund, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The following table presents investments measured at fair value, categorized on the basis of the investments' nature and risk, as of December 31, 2021:

	Fair Value as of December 31, 2021
	Level 1	Level 2	Total
Mutual funds	$62,613,308	$—	$62,613,308
Common stock of Nautilus, Inc.	444,220	—	444,220
Total assets in fair value hierarchy	63,057,528	—	63,057,528
Common trust fund measured at net asset value (a)	—	—	2,262,736
Total fair value of investments	$63,057,528	$—	$65,320,264

The following table presents investments measured at fair value, categorized on the basis of the investments' nature and risk, as of December 31, 2020:

	Fair Value as of December 31, 2020
	Level 1	Level 2	Total
Mutual funds	$54,837,894	$—	$54,837,894
Common stock of Nautilus, Inc.	2,438,439	—	2,438,439
Total assets in fair value hierarchy	57,276,333	—	57,276,333
Common trust fund measured at net asset value (a)	—	—	1,980,036
Total fair value of investments	$57,276,333	$—	$59,256,369

(a) In accordance with Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2021 and 2020, respectively:

December 31, 2021	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
T. Rowe Price Common Trust Fund	$2,262,736	n/a	Daily	12 or 30 months

December 31, 2020	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
T. Rowe Price Common Trust Fund	$1,980,036	n/a	Daily	12 or 30 months

(4) RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in shares of the Company's common stock, at the direction of the participants, and certain mutual funds and a common trust fund managed by Trustee. Certain investment fees are paid to the Trustee, TRP, and are reflected within the net investment income or loss for the year. The Plan also issues loans to participants that are secured by the vested balance of the participants' accounts and certain loan origination fees are paid to TRP. As such, these transactions qualify as party-in-interest transactions, which are exempt from the prohibited transactions rules.

(5) INCOME TAX STATUS

Effective January 1, 2017, the Plan adopted the T. Rowe Price Retirement Plan Service Inc. PDS Premier Volume Submitter 401(k) Savings/PS Plan Document (“Plan Document”). The Plan Document received an opinion letter from the Internal Revenue Service (“IRS”) dated August 2, 2017 that the Plan Document, as then designed, was qualified under the applicable requirements of the IRS. The Plan has been amended since receiving the opinion letter. However, the Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan meets the criteria for qualification under the IRC, and that the related trust is tax exempt. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2021, there are no uncertain positions taken or expected to be taken that would require the recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions.

(6) PLAN TERMINATION

While it has not expressed any intent to do so, the Company may terminate the Plan at any time, subject to the provisions of ERISA. In the event of total or partial termination of the Plan, participants will become 100% vested in their accounts.

(7) CONCENTRATIONS, RISKS AND UNCERTAINTIES

The Plan allows for investment in various securities including mutual funds, common trust fund and the Company's common stock. Investment securities are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect (i) participant's account balances and (ii) the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NAUTILUS, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i-
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2021
EIN# 94-3002667
PLAN# 001

(a)	(b) Identity of Issuer/ (c) Description of Investment	(d) Cost (1)	(e) Current Value
	Mutual Funds:
	PIMCO Total Return Fund		$847,051
	Vanguard Total Bond Index Fund Admiral Shares		803,601
	DFA US Targeted Value I		484,108
	Oakmark International Fund I		1,203,261
	Victory RS Small Cap Equity A		1,418,144
*	T. Rowe Price Balanced Fund		2,779,757
*	T. Rowe Price Equity Income Fund		1,589,096
*	T. Rowe Price Equity Index 500 Fund		4,188,209
*	T. Rowe Price Growth Stock Fund		8,376,124
*	T. Rowe Price Mid-Cap Growth Fund		5,168,733
*	T. Rowe Price Mid-Cap Value Fund		844,918
*	T. Rowe Price Retirement Balanced Fund		216,729
*	T. Rowe Price Government Money		134,279
*	T. Rowe Price Retirement 2010 Fund		102,692
*	T. Rowe Price Retirement 2020 Fund		1,798,583
*	T. Rowe Price Retirement 2030 Fund		10,886,084
*	T. Rowe Price Retirement 2040 Fund		12,305,530
*	T. Rowe Price Retirement 2050 Fund		8,617,295
*	T. Rowe Price Retirement 2060 Fund		849,114
	Total mutual funds		62,613,308
	Common Trust Fund:
*	T. Rowe Price Stable Value Fund		2,262,736
*	Nautilus, Inc. Common Stock		444,220
*	Participant Loans - Interest rates of 4.25% to 6.50%, maturing through 2036.	$—	516,402
			$65,836,666

* Denotes a party-in-interest with respect to the Plan.
(1) Historical cost information is not required for participant-directed investments.

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Nautilus, Inc. 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NAUTILUS, INC. 401(k) SAVINGS PLAN (Name of Plan)

June 15, 2022	By:	/s/ Aina E. Konold
Date		Aina E. Konold
Chief Financial Officer
(Principal Financial Officer)

INDEX TO EXHIBITS

Exhibit
Number	Description

23.1	Consent of KBF CPAs LLP, Independent Registered Public Accounting Firm